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                                 ISNI.NET, INC.
                        204 EAST MCKENZIE STREET, UNIT D
                           PUNTA GORDA, FLORIDA 33950



                                February 27, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      ISNI.net, Inc.
                  Registration Statement on Form SB-2
                  (Registration No. 333-45452)

Ladies and Gentlemen:

         Please be advised that ISNI.net, Inc. (the "Company") hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on September 8, 2000, and a pre-effective amendment to the Registration Statement was filed on December 22, 2000. As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-45452).

                                            Very truly yours,

                                            ISNI.NET, INC.



                                            By: /s/ J. Lesly Benoit, Jr.
                                               ---------------------------------
                                                J. Lesly Benoit, Jr., Chief
                                                Financial Officer and Secretary